Exhibit 99.42

ImmunoPrecise Launches Coronavirus Vaccine and Therapeutic Antibody Program

VICTORIA, Feb. 20, 2020 /CNW/ - ImmunoPrecise Antibodies Ltd (the “Company”), a provider of best-in-class therapeutic antibody discovery capabilities for the global industry, announces its commitment to the development of innovative vaccines against the new coronavirus originating in Wuhan, China (SARS-CoV-2) as well as coronavirus-neutralizing antibodies, addressing both prophylactic and therapeutic measures to fight the virus and its associated disease, COVID-19.

IPA’s Rapid Research and Development (RR&D) Team is leveraging its unique ability to address global, pandemic crises in an abbreviated timeframe. To date, the virus has caused approximately 1,875 deaths and over 74,000 known infections and is rapidly expanding worldwide. ImmunoPrecise has designated Dr. Ilse Roodink, the chairwoman of IPA’s subsidiary Talem Therapeutic’s scientific committee, as the Coronavirus Global Project Leader. Under her supervision, the Company has embarked on a global response and properly designed campaign. The sophisticated infrastructure of IPA significantly contributed to a quick, but sensible, response initiated by the design and production of relevant SARS-CoV-2 target antigens to facilitate the upcoming identification of prophylactic and therapeutic compounds using IPA’s proprietary discovery platforms (including B Cell Select™ and DeepDisplay™) and Talem’s access to the leading transgenic animal platform OmniAb® for direct generation of human antibodies.

“We believe that ImmunoPrecise will make an impressive contribution to the global fight against SARS-CoV-2,” stated Dr. Jennifer Bath, President and CEO of ImmunoPrecise Antibodies. “With the aid of iterative advancements rapidly compiling from across the globe, including data such as the February 19th release of the prefusion form of the new coronavirus spike glycoprotein, research teams are advancing the collective effort toward the development of efficacious vaccines, therapeutic antibodies, and diagnostics. We grow more determined each day about contributing to this endeavor, as we monitor the rapid, global spread of SARS-CoV-2.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell Select™ progressive single-cell interrogation technology and the DeepDisplay™ custom, OmniAb®-based phage libraries, as well as the Abthena™ bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise’s discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

There is no assurance that the Company will be successful in the development of a vaccine and/or therapeutic against the new coronavirus. In particular, the development of a vaccine and/or therapeutic requires significant capital, which will require additional financing by the Company, successful clinical trials and extensive regulatory approvals.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended October 31, 2019 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 14:39e 20-FEB-20